(A Development-Stage Company)

Consolidated Financial Statements
As of December 31, 2014 and 2013 and for three-year period ended December 31, 2014
(in Canadian dollars)

2

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Alderon Iron Ore Corp.

We have audited the accompanying consolidated financial statements of Alderon Iron Ore Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Alderon Iron Ore Corp. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that Alderon Iron Ore Corp. does not have financial resources sufficient to cover all of its commitments for the coming year including the remaining security deposits and has temporarily suspended any further work by its contractor pending the completion of its financing plan. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of material uncertainties that cast substantial doubt about Alderon Iron Ore Corp.’s ability to continue as a going concern.

/s/ KPMG LLP *

March 26, 2015
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

Alderon Iron Ore Corp.
Consolidated Statements of Financial Position

(in Canadian dollars)

	As of December 31,	As of December 31,
	2014	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	21,442,903	95,366,039
Restricted short-term investments (note 5)	22,202,011	-
Prepaid expenses and other current assets (note 6)	2,246,607	1,322,204
Receivables (note 7)	1,314,506	3,760,730
Total current assets	47,206,027	100,448,973

Non-current assets
Mineral properties (note 8)	176,574,918	138,645,822
Property, plant and equipment (note 9)	27,250,606	4,265,204
Long-term advance (note 10)	20,465,016	20,465,016
Total non-current assets	224,290,540	163,376,042
Total assets	271,496,567	263,825,015

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 11)	8,922,367	14,179,526
Due to related parties (note 14)	614,561	221,029
Total current liabilities	9,536,928	14,400,555

Non-current liabilities
Convertible debt (note 13)	18,852,378	-
Deferred share unit liability (note 15)	131,500	-
Total non-current liabilities	18,983,878	-
Total liabilities	28,520,806	14,400,555

EQUITY
Share capital, warrants and conversion option (notes 13, 16 and 17)	263,946,822	259,143,095
Other capital (note 18)	24,845,096	24,206,055
Deficit	(99,426,086)	(90,639,603)
Equity attributable to owners of the parent	189,365,832	192,709,547
Non-controlling interest (note 19)	53,609,929	56,714,913
Total equity	242,975,761	249,424,460
Total liabilities and equity	271,496,567	263,825,015

Basis of preparation, nature of operations and going concern (note 1) Commitments and contingencies (note 27)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

“Lenard Boggio”	“David Porter”
Lenard Boggio Director	David Porter Director

Alderon Iron Ore Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – January 1, 2012	84,717,514	149,573,447	13,096,693	(68,790,827)	93,879,313
Issuances pursuant to private placements, net of transaction costs	44,656,343	107,418,488	-	-	107,418,488
Issuances pursuant to the exercise of warrants	384,010	1,070,683	-	-	1,070,683
Issuances pursuant to the exercise of stock options	386,300	1,080,477	(496,386)	-	584,091
Share-based compensation costs	-	-	9,019,475	-	9,019,475
Net loss and comprehensive loss	-	-	-	(71,481,115)	(71,481,115)
Balance – December 31, 2012	130,144,167	259,143,095	21,619,782	(140,271,942)	140,490,935

	Attributable to owners of the parent
	Common shares	Share capital, warrants, and conversion option	Other capital	Deficit	Non-controlling interest	Total
	(number)	$	$	$	$	$

Balance – January 1, 2013	130,144,167	259,143,095	21,619,782	(140,271,942)	-	140,490,935
Changes in ownership interest of an affiliate that does not result in a loss of control
Proceeds received following the issuance of units of The Kami LP to Hebei (note 16)	-	-	-	-	119,926,293	119,926,293
Reallocation of non-controlling interest between partners of The Kami LP (note 19)	-	-	-	61,503,377	(61,503,377)	-
Total changes in ownership interest of an affiliate	-	-	-	61,503,377	58,422,916	119,926,293

Contributions by and distributions to owners
Share-based compensation costs (note 18)	-	-	2,586,273	-	-	2,586,273
Net loss and comprehensive loss	-	-	-	(11,871,038)	(1,708,003)	(13,579,041)
Total contributions by and distributions to owners	-	-	2,586,273	(11,871,038)	(1,708,003)	(10,992,768)

Balance – December 31, 2013	130,144,167	259,143,095	24,206,055	(90,639,603)	56,714,913	249,424,460

Alderon Iron Ore Corp.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars, except share and per share data)

Attributable to owners of the parent
Common shares	Share capital, warrants, and conversion option	Other capital	Deficit	Non-controlling interest	Total
(number)	$	$	$	$	$

Balance – January 1, 2014	130,144,167	259,143,095	24,206,055	(90,639,603)	56,714,913	249,424,460
Equity component of convertible debt, net of transaction costs (notes 13 and 19)	-	3,403,753	-	(850,938)	850,938	3,403,753
Issuance of common shares (note 16)	1,990,049	1,000,000	-	-	-	1,000,000
Issuance of warrants (notes 13, 17 and 19)	-	399,974	-	(99,993)	99,993	399,974
Cancellation of treasury shares	(155)	-	-	-	-	-
Share-based compensation costs (note 18)	-	-	639,041	-	-	639,041
Net loss and comprehensive loss	-	-	-	(7,835,552)	(4,055,915)	(11,891,467)
Total contributions by and distributions to owners	1,989,894	4,803,727	639,041	(8,786,483)	(3,104,984)	(6,448,699)

Balance – December 31, 2014	132,134,061	263,946,822	24,845,096	(99,426,086)	53,609,929	242,975,761

The accompanying notes are an integral part of these consolidated financial statements.

Alderon Iron Ore Corp.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars, except share and per share data)

	Years ended December 31,
	2014	2013	2012
	$	$	$

Operating expenses
General and administrative expenses	8,303,557	13,838,902	27,884,718
Development expenses (note 27)	4,097,610	-	-
Environmental, aboriginal, government and community expenses	47,083	887,175	7,448,157
Exploration and evaluation expenses	-	503,981	36,446,047
	12,448,250	15,230,058	71,778,922

Loss from operations	(12,448,250)	(15,230,058)	(71,778,922)

Finance income	863,277	1,651,017	437,504
Finance costs	(306,494)	-	(356,157)
Net finance income	556,783	1,651,017	81,347

Loss before income taxes	(11,891,467)	(13,579,041)	(71,697,575)
Income tax recovery (note 21)	-	-	216,460

Net loss and comprehensive loss	(11,891,467)	(13,579,041)	(71,481,115)

Attributable to:
Owners of the parent	(7,835,552)	(11,871,038)	(71,481,115)
Non-controlling interest	(4,055,915)	(1,708,003)	-
	(11,891,467)	(13,579,041)	(71,481,115)
Net loss per share (note 22)
Basic and diluted	(0.06)	(0.09)	(0.65)
Weighted average number of shares outstanding (note 22)
Basic and diluted	130,334,975	130,144,167	109,493,640

The accompanying notes are an integral part of these consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012

 (in Canadian dollars)

	Years ended December 31,
	2014		2013		2012
	$		$		$
Cash flows from operating activities
Net loss		(11,891,467)		(13,579,041)		(71,481,115)
Adjustments for:
Share-based compensation costs (note 18)		530,576		2,199,315		9,019,475
Depreciation		140,761		147,940		103,345
Finance income		(863,277)		(1,651,017)		(437,504)
Finance costs		306,494		-		119,907
Loss on disposal of property, plant and equipment		-		-		24,713
Income tax recovery (note 21)		-		-		(216,460)
Changes in operating assets and liabilities (note 23)		3,764,754		(14,993,522)		(9,406,398)
Interest received		826,527		1,810,538		305,705
Interest paid		(7,676)		-		(119,907)
Net cash used in operating activities		(7,193,308)		(26,065,787)		(72,088,239)

Cash flows from investing activities
Additions to mineral properties (note 8)		(46,440,959)		(39,057,956)		-
Increase in restricted short-term investments (note 5)		(22,202,011)		-		-
Deposits on equipment (note 9)		(19,754,594)		(3,605,576)		-
Purchases of property, plant and equipment, net of disposals (note 9)		(2,264)		(375,759)		(200,132)
Decrease (increase) in restricted cash equivalents (note 10)		-		10,232,508		(10,232,508)
Net cash used in investing activities		(88,399,828)		(32,806,783)		(10,432,640)

Cash flows from financing activities
Proceeds received on the issuance of convertible debt, net of transaction costs of $330,000 (note 13)		21,670,000		-		-
Proceeds received following the issuance of units of The Kami LP to Hebei (note 16)		-		119,926,293		-
Proceeds from private placement issuance of common shares, net of cash transaction costs (note 16)		-		-		107,418,488
Proceeds from the issuance of debt (note 12)		-		-		10,500,000
Repayment of debt (note 12)		-		-		(10,500,000)
Proceeds from the exercise of warrants		-		-		1,070,683
Proceeds from the exercise of stock options		-		-		584,091
Net cash provided by financing activities		21,670,000		119,926,293		109,073,262

Net change in cash and cash equivalents		(73,923,136)		61,053,723		26,552,383

Cash and cash equivalents at the beginning of the year		95,366,039		34,312,316		7,759,933

Cash and cash equivalents at the end of the year		21,442,903		95,366,039		34,312,316
Cash and cash equivalents components:
Cash		21,442,903		87,606,502		1,138,310
Cash equivalents		-		7,759,537		33,174,006
		21,442,903		95,366,039		34,312,316

The accompanying notes are an integral part of these consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

1          Summary of business, reporting entity, basis of preparation, nature of operations and going concern

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is a development-stage company advancing towards production its Canadian properties located in western Labrador in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of the Province of British Columbia, and its subsidiaries: 0964896 BC Ltd. and Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario. The consolidated financial statements also include the accounts of an affiliate, The Kami Mine Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario. Kami GP and The Kami LP are each owned 75%, directly or indirectly, by the Company.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation, nature of operations and going concern

Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of December 31, 2014. These consolidated financial statements were approved by the Company's Board of Directors on March 26, 2015.

Nature of operations and going concern

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The business of exploration, development and mining of minerals involves a high degree of risk and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The recoverability of the carrying value of assets and the Company's continued existence is dependent upon the preservation of its interests in the underlying properties, the development of economically recoverable resources, the achievement of profitable operations and the ability of the Company to raise additional financing. Changes in future conditions could require material write-downs to the carrying values of the Company’s assets.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

1          Summary of business, reporting entity, basis of preparation, nature of operations and going concern (continued)

To date, the Company has not recorded any revenues from operations, has no source of operating cash flow and no assurance that additional funding will be available to it for further development of the Kami Project. The Company does not have financial resources sufficient to cover all of its commitments for the coming year, which includes net amounts payable, as at December 31, 2014, necessary general and administrative costs through 2015, contractual obligations as at December 31, 2014 (in relation to anticipated equipment payments, see also note 27) and the remaining security deposits which could be required to be advanced to Newfoundland and Labrador Hydro (“NLH”), a subsidiary of Nalcor Energy (see note 5), as of a date to be determined. As noted below (see note 27), Alderon has completed the engineering work required to commence construction at the Kami Project. The commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan and project sanction by the Company’s Board of Directors. As the Kami Project’s required pre-construction engineering is substantially complete, Alderon has temporarily suspended any further work by its Engineering, Procurement and Construction Management (“EPCM”) contractor. The Company’s internal project team is continuing to advance the Kami Project in preparation for the start of construction once the Company’s financing plan is completed. The Company has plans in place and is seeking to arrange the necessary funds in order to cover these obligations. Specifically, the Company continues to advance all of the elements of its financing plan, including debt and equity. There can be no assurance that management’s financing plan will be successful. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern.

On December 9, 2014, the Company announced a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan. This program includes an interest deferral agreement with Liberty Metals & Mining Holdings, LLC (“Liberty”), a subsidiary of Liberty Mutual Insurance and a significant shareholder of Alderon (see note 13), voluntary partial payment deferrals with equipment vendors for work completed to date, workforce reductions and the implementation of the DSU Plan (see note 15) for Directors in place of cash director fees.

The Company currently does not have sufficient financial resources to cover all of its originally planned commitments for the coming year and as a result, it has split its purchase orders for equipment into two phases, engineering and manufacturing. Advances for engineering have been paid in full while commitments for manufacturing and fabrication, estimated at $7.6 million for 2015 and $22.6 million for 2016, remain contingent upon the Company issuing to its suppliers a notice to proceed following successful completion of its financing plan (see note 27).

If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. If the going concern assumption were not appropriate, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2          Significant accounting policies

Principles of consolidation

These consolidated financial statements include any entity in which the Company, directly or indirectly, holds more than 50% of the voting rights or over which it exercises control. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All intercompany balances and transactions are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using the same accounting policies.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies

Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

Foreign currency

The accompanying consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of comprehensive loss.

Foreign exchange gains and losses that relate to cash and cash equivalents are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term, interest-bearing deposits, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Mineral properties

Mineral properties, consisting of assets that are being explored and evaluated and representing titles associated with the Kami Property, are recorded at cost. Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The carrying value of mineral properties is presented net of impairment charges, if any, and depreciation, which is recognized over the estimated useful life of the properties following the commencement of production. Mineral properties are derecognized in the event that mineral properties are sold or projects are abandoned.

Management has taken actions to verify the ownership rights for mineral properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties. However, these procedures do not guarantee that one or more titles to the Kami Property will not be challenged. Title to the Kami Property may be subject to prior unregistered agreements, transfers or claims or may be affected by, among other factors, undetected defects.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies (continued)

Exploration and evaluation expenditures

Pre-exploration costs, which include costs incurred prior to the Company’s obtaining rights to explore and evaluate a defined area, are expensed as incurred. As noted above, costs to acquire mineral properties are capitalized and include costs that are directly related to the acquisition of the underlying mineral rights.

Exploration and evaluation expenditures include engineering, metallurgical and other studies and activities that are necessary in order to delineate an ore body, as well as employee costs (including share-based compensation) related to the Company’s exploration and evaluation personnel. Specifically, exploration and evaluation expenditures include costs associated with the following activities: surveying; geological, geochemical and geophysical studies; exploratory drilling; land maintenance; sampling and analyses; and efforts associated with the assessment of technical feasibility and commercial viability.

Expenditures related to the exploration and evaluation of mineral properties are expensed as incurred, until the technical feasibility and commercial viability of the extraction of a project’s mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized as development costs.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of impairment charges and accumulated depreciation.  Cost includes expenditures that are directly attributable to the acquisition of the assets and that have been incurred up until the time that the assets are in the condition necessary to be used or operated in the manner intended by management. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Residual values, the method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Depreciation is calculated using the straight-line method, over the estimated useful life of each component, as follows:

Category	Useful life (years)
Building	25
Furniture and fixtures	5
Exploration equipment	5
Computer and office equipment	3
Computer software	3
Leasehold improvements	Over the lease term

Depreciation expense is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.

Items of property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the related asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies (continued)

Impairment of long-lived assets

Mineral properties and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Impairment losses are recognized in profit or loss in the statement of comprehensive loss. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units (“CGU”). In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In the event that mineral properties or property, plant and equipment suffer impairment losses, those losses are reviewed for possible reversal if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation, had the original impairment not occurred.

Employee benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Financial instruments

The Company classifies its financial instruments in the following categories: “Loans and receivables” and “Other financial liabilities”.

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)               Classification

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.

The Company’s loans and receivables are comprised of cash and cash equivalents, restricted short-term investments and receivables.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies (continued)

Other financial liabilities

Other financial liabilities include payables, accrued liabilities, and amounts due to related parties.

(b)               Recognition and measurement

Loans and receivables

Loans and receivables are recognized on the settlement date at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

Other financial liabilities

Financial instruments classified as “Other financial liabilities” are recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method.

(c)     Impairment

Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset’s carrying amount and the present value of estimated future cash flows is recorded in profit or loss in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset’s original effective interest rate.

Impairment charges, where applicable, are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Convertible debt

The Company’s convertible debt is accounted for as a compound financial instrument comprised of a non-derivative host contract and a conversion option. The conversion option is equity classified because it will result in the issuance of a fixed number of equity instruments issued in return for a fixed dollar value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar secured liability that does not have an equity conversion option. The equity component is recognized initially as the residual difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The Company’s option to prepay the instrument early is a separable embedded derivative but has nominal value at inception and period end.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies (continued)

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions may represent obligations associated with the retirement of reclamation of mineral property or other assets. Provisions are not recognized for future operating losses. The expense relating to the provision for demobilization costs (see note 27) is presented in the consolidated statement of comprehensive loss.

Share capital and warrants

Common shares are classified as equity. Share purchase warrants are also classified as equity when the warrants are derivative instruments that will be settled only by the Company exchanging a fixed number of its own shares for a fixed amount of cash; otherwise, warrants would be classified as liabilities. Incremental costs that are directly attributable to the issuance of common shares and equity-classified warrants are recognized as a deduction from equity, net of any tax effects.

The Company has issued share purchase warrants to investors who have participated in certain private placements as well as to placement agents, underwriters, finders or brokers who have facilitated certain financing transactions with investors. Share purchase warrants issued to placement agents, underwriters, finders or brokers are measured at their fair value on the date that the services are provided and are accounted for as additional transaction costs, since the issuance of the underlying warrants is directly attributable to the financing transaction to which the warrants relate.

Flow-through shares

The Company has financed certain exploration expenditures through the issuance of flow-through shares, per a program that is available under Canadian income tax legislation. Under a flow-through arrangement, any qualifying resource expenditure deductions for income tax purposes are renounced by the Company to investors, who in turn can claim the tax deductions that otherwise would be available to the Company.

Flow-through proceeds are allocated between the offering of the common shares and the premium associated with the effective sale of tax benefits when the common shares are offered. The allocation is performed based on the difference between the market price of the common shares at the date of issuance and the amount the investor pays for the flow-through shares. A liability (or flow-through share premium obligation) is recorded on the date of share issuance for the premium paid by the investors and recognized through profit and loss in the consolidated statement of comprehensive loss as the Company expends the flow-through proceeds and renounces the expenditures to investors.

Share-based payments

The Company accounts for employee share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. The Company takes into account the expected forfeiture rate of the granted share options based on the Company’s past experience. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies (continued)

Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.

For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to liabilities.

Related party transactions

A related party is defined as any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of the Company’s key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Finance income

Finance income comprises interest income earned on cash and cash equivalents and on restricted short-term investments.

Finance costs

Finance costs comprise of interest and other costs incurred in connection with the borrowing of funds, net of amounts capitalized to mineral properties.

Income taxes

Income tax on profit or loss comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss or differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred taxes are recognized as income or expense in profit or loss, except to the extent that they arise from business combinations and transactions recognized in equity. Therefore, when deferred taxes relate to equity items, a backward tracing is necessary to determine the adjustment to taxes (e.g. change in tax rates and change in recognized deferred tax assets) that should be recorded in equity. For this purpose, the accounting policy of the Company is to allocate changes in the recognition of deferred tax assets based on their expected maturity date.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

2          Significant accounting policies (continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and warrants.

3           Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions and estimates in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Judgments:

Management considers the following areas to be those where critical accounting policies affect the significant judgments used in the preparation of the Company’s consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining the timing at which to begin capitalizing development costs and whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized. In general the Company has stopped capitalizing development costs as of November 15, 2014, as the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

3          Critical accounting estimates and judgments (continued)

Carrying value and recoverability of mineral properties

The carrying amount of the Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Impairment losses are recognized in profit or loss in the statement of comprehensive loss. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units (“CGU”). In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Management has determined that an indication that the capitalized mineral properties may not be recoverable has occurred in 2014. The Company determined the recoverable amount of the mineral properties using the value in use calculation which was assessed using cash flow projections, which take into account the capital costs to be incurred to complete the Kami Project over the expected construction timeline, as well as the cash generated from subsequent sales of the Kami Project’s iron ore production. The key assumptions used in this calculation include the Kami Project’s capital cost, estimated production volume, the long-term iron ore sales price established by independent sources, the long-term Canadian and US dollar exchange rate, expected operating costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to the cash flow projections was 8%. The Company determined that the recoverable amount exceeded the carrying amounts and therefore, no impairment was recorded.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

3          Critical accounting estimates and judgments (continued)

Capitalization of borrowing cost

The Company must apply its judgment when determining if a constructed asset, such as a manufacturing plant, is considered a qualifying asset under International Accounting Standard (“IAS”) 23, Borrowing costs. To make this determination, management must consider whether the entity has incurred significant borrowing costs that are attributable to the construction of the asset. In addition to the application of judgment regarding which borrowing costs are eligible for capitalization and when capitalization of borrowing costs should commence, management must also apply its judgment in determining on an ongoing basis if capitalization should continue, for example, if the Company reduces or suspends during an extended period, the activities necessary to prepare an asset for its intended use. This requires an evaluation of the level of substantial technical and administrative activities being carried out during a given period. Based on its assessment of the facts at each reporting period, borrowing costs will either be capitalized or expensed during a given period. The Company determined that borrowing costs attributable to the Kami Project should be capitalized and consequently commenced capitalizing those costs in the first quarter of 2014. Based on its assessment, management had determined that capitalization of interest should cease effective November 15, 2014, as a result of its ongoing review of such estimates and judgments, and considering that the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Deferred transaction costs

The Company has capitalized professional fees in connection with a future financing transaction that Management has judged to be realizable on the basis that the future financing transaction is probable of occurrence, although the attainment of the financing has taken longer than expected. Such costs will be written off to the statement of comprehensive loss in a future period if the future financing transaction was no longer expected to be completed.

Estimates:

Management considers the following areas to be those where critical accounting policies affect the significant estimates used in the preparation of the Company’s consolidated financial statements.

Fair value of warrants and stock options

Determining the fair value of warrants (see note 17) and stock options (see note 18) requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results.

Fair value estimates of financial liabilities

The determination of the fair value of the liability component of the convertible debt requires management to make estimates of the interest rate that the Company would have obtained for a similar secured loan without a conversion feature.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

4         New standards and interpretations not yet adopted

International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies, provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014, and is to be applied retrospectively. The accounting policy has been applied consistently by all subsidiaries of the Company. The impact of the adoption of this standard is not significant.

The standard that is considered to be relevant to the Company’s operations that is issued, but not yet effective, up to the date of issuance of the Company’s financial statements is disclosed below:

IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. IFRS 9 introduces new requirements for the classification and measurement of financial assets and introduces additional changes relating to financial liabilities. In addition IFRS 9 includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The Company intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2018. The impact of the adoption of this standard has yet to be determined.

5          Restricted short-term investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. Such short-term investments must remain on deposit as long as the letters of credit are outstanding.

On February 19, 2014, the Company entered into a Power Purchase Agreement (“PPA”) with NLH, pursuant to which NLH agrees to sell electrical power and energy to the Company. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. Under the terms of the Security Agreement with NLH (the “Security Agreement”), the Company has agreed to provide a total of $65,000,000 in security deposits that will each take the form of a letter of credit that will be released to the Company once the Kami Project is interconnected to the electrical system as contemplated under the PPA, and has been commissioned and the Company has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21,000,000 (the “Security Deposit”) was paid upon on the signing of the Security Agreement. The remaining $44,000,000 in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the new transmission line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits. The letter of credit expires on April 7, 2015.

On March 14, 2014, the Company issued a letter of credit for $967,011 in favour of Fisheries and Oceans Canada (“DFO”) in relation to the DFO’s monitoring of the Kami Project. The letter of credit expires on March 13, 2016.

On March 17, 2014, the Company issued a letter of credit for $235,000 in favour of Hydro-Quebec (“HQ”) in relation to HQ’s energy study at the Company’s port facilities in Sept-Îles. The letter of credit was released in February 2015.

The Company expects that each of the letters of credit described above will be renewed at expiration.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

6           Prepaid expenses and other current assets
	As of December 31, 2014		As of December 31, 2013
	$		$

Deferred transaction costs		2,162,694		896,005
Deposits on Kami Project activities		-		403,600
Other		83,913		22,599
		2,246,607		1,322,204

During the year ended December 31, 2014, the Company incurred professional fees of $1,266,689 ($896,005 in 2013) that are directly related to a probable future debt transaction. These costs will be reclassified to debt upon completion of the debt transaction.

7           Receivables
	As of December 31, 2014		As of December 31, 2013
	$		$

Sales tax credits receivable		731,555		3,489,901
Interest receivable		324,201		12,079
Deposits receivable		258,750		258,750
		1,314,506		3,760,730

8           Mineral properties

On January 15, 2013, the Company filed on SEDAR a Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012. As the technical feasibility and commercial viability of the extraction of the Kami Property’s mineral reserves have been demonstrated, the Company has started to capitalize directly attributable pre-production expenditures that give rise to future economic benefits as of February 1, 2013. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses. In general the Company has stopped capitalizing development costs as of November 15, 2014, as the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

8           Mineral properties (continued)

Components of the Company’s mineral properties, as well as annual activity associated therewith, are summarized below.
	Acquisition costs		Development costs		Share-based compensation costs capitalized		Depreciation capitalized		Total
	$		$		$		$		$

Balance – January 1, 2013		88,668,710		-		-		-		88,668,710
Additions during the period		-		49,576,480		386,958		13,674		49,977,112
Balance – December 31, 2013		88,668,710		49,576,480		386,958		13,674		138,645,822

Additions during the period		-		36,090,496		108,465		35,312		36,234,273
Interest capitalized (note 13)		-		1,694,823		-		-		1,694,823
Balance –December 31, 2014		88,668,710		87,361,799		495,423		48,986		176,574,918

Additions to mineral properties in the consolidated statement of cash flows are presented on a cash basis. During the year ended December 31, 2014, cash expenditures totaled $46,440,959 ($39,057,956 in 2013, nil in 2012). As at December 31, 2014, $1,050,995 remained in accrued expenditures ($10,518,524 in 2013, nil in 2012), other non-cash items totaled $1,631,670 ($400,632 in 2013, nil in 2012) and $275,372 remained in receivables (nil in 2013 and 2012).

9           Property, plant and equipment

Components of the Company’s property, plant and equipment, as well as annual activity associated therewith, are summarized below.
	Land and building		Exploration equipment		Computer and office equipment		Computer software		Furniture and fixtures		Leasehold improve- ments		Construction in progress		Total
	$		$		$		$		$		$		$		$

Historical cost – January 1, 2013		180,000		101,770		35,816		35,576		99,168		149,898		-		602,228
Additions		-		-		153,300		51,587		58,995		111,877		3,605,576		3,981,335
Disposals		-		-		-		-		-		-		-		-
Historical cost – December 31, 2013		180,000		101,770		189,116		87,163		158,163		261,775		3,605,576		4,583,563

Accumulated depreciation – January 1, 2013		17,600		37,326		16,213		29,931		24,940		30,735		-		156,745
Depreciation expense		5,832		14,504		50,747		14,242		26,121		50,168		-		161,614
Disposals		-		-		-		-		-		-		-		-
Accumulated depreciation – December 31, 2013		23,432		51,830		66,960		44,173		51,061		80,903		-		318,359
Carrying value – December 31, 2013		156,568		49,940		122,156		42,990		107,102		180,872		3,605,576		4,265,204

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

9           Property, plant and equipment (continued)

	Land and building		Exploration equipment		Computer and office equipment		Computer software		Furniture and fixtures		Leasehold improve- ments		Construction in progress		Total
	$		$		$		$		$		$		$		$

Historical cost – January 1, 2014		180,000		101,770		189,116		87,163		158,163		261,775		3,605,576		4,583,563
Additions		-		-		-		-		13,274		-		23,159,211		23,172,485
Disposals		-		(11,010)		-		-		-		-		-		(11,010)
Historical cost – December 31, 2014		180,000		90,760		189,116		87,163		171,437		261,775		26,764,787		27,745,038

Accumulated depreciation – January 1, 2014		23,432		51,830		66,960		44,173		51,061		80,903		-		318,359
Depreciation expense		5,643		8,228		63,039		17,196		34,067		47,900		-		176,073
Disposals		-		-		-		-		-		-		-		-
Accumulated depreciation – December 31, 2014		29,075		60,058		129.999		61,369		85,128		128,803		-		494,432
Carrying value – December 31, 2014		150,925		30,702		59,117		25,794		86,309		132,972		26,764,787		27,250,606

During the year ended December 31, 2014, the Company advanced $19,754,594 ($3,605,576 in 2013) to various suppliers in relation to the purchase of equipment (see also note 11).

10        Long-term advance

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”).

Per the Port Agreement, the total initial commitment by the Company is $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which was paid on June 28, 2013. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences. The Company has a take or pay obligation based on a discounted rate applied on 50% of the 8,000,000 tons minimum annual shipping capacity and is payable even if Alderon does not use the facilities.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

11           Payables and accrued liabilities
	As of December 31,
	2014		2013
	$		$
Accrued development costs		3,830,541		9,159,018
Accrued payable on purchases of equipment (note 9)		3,404,617		-
Accrued legal and professional expenses		408,045		441,619
Accrued salaries and benefits		402,935		2,101,783
Trade accounts payable		336,265		807,884
Sales tax credits payable		319,886		148,063
Accrued environmental, aboriginal, government and community expenses		59,313		240,595
Accrued finder’s fee (note 27)		-		1,198,875
Other accrued liabilities		160,765		81,689
		8,922,367		14,179,526

12        Bridge financing

On July 13, 2012, Liberty provided a bridge loan (the “Note”) to the Company in the amount of $10,500,000. Liberty also had agreed to provide a further $10,500,000 (the “Additional Note”), if necessary. As per the terms of the Note, when the Company completed the subscription transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”) (see note 16), Alderon was required to reimburse the entire principal amount of the Note then outstanding, together with all accrued and unpaid interest thereon. The Company repaid this amount on September 4, 2012, along with an establishment fee, equivalent to 1.5% of the principal amount of the Note as well as a commitment fee, equivalent to 0.75% of the principal amount of the Additional Note.

13       Convertible debt

On February 24, 2014, Liberty provided a loan to The Kami LP (the “Note”) in the amount of $22,000,000. $21,000,000 of the gross proceeds of the Note was used to fund the Security Deposit. The remaining $1,000,000 was used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the Note, the principal amount of the Note and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share. The Note is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee was paid to Liberty in connection with the Note. The Company has the option to prepay the entire balance of the Note, at a premium of a 20% internal rate of return to Liberty. The maturity date of the Note is December 31, 2018.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

13       Convertible debt (continued)

The issuance of the Note was recorded at inception as follows:

$
Debt component	18,266,247
Equity component	3,403,753
Transaction costs	330,000
Gross proceeds	22,000,000

*As of February 24, 2014, the effective interest rate that was used to accrete the liability component of the Note up to the principal amount at maturity was 12.7%.

The recording of the equity component of the Note as described in the table above increased the non-controlling interest in the Company by $850,938.

On December 8, 2014, Alderon and Liberty amended the Note (the “Amended Note”). Liberty agreed to defer the payments of the interest due on December 31, 2014 and June 30, 2015. The deferred interest is added to the principal amount of the Note and is subject to interest in accordance with the terms of the Amended Note. In consideration of such deferral, Liberty is to be issued on each deferred interest payment date a number of warrants determined by dividing the interest payable by a dollar amount equal to a 10% premium to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the applicable interest payment date. The Company issued to Liberty 1,987,083 warrants with an exercise price of $0.4465 on December 31, 2014 (see note 17) and accounted for this as additional transaction costs of the Note which modifies the carrying amount of the Note. The effective interest rate of the Amended Note is 13.3%.

Transactions affecting the debt component for the year ended December 31, 2014 were as follows:

$
Balance at January 1, 2014	-
Issuances	18,266,247
Transaction costs (note 17)	(799,948)
Accretion	1,386,079
Balance at December 31, 2014	18,852,378

During the year ended December 31, 2014, the Company accrued and paid $607,562 in interest charges. The accrued and paid amount and $1,087,261 in accretion charges are capitalized to mineral properties (see note 8). $298,818 has been charged to interest costs in the consolidated statement of comprehensive loss for the year ended December 31, 2014.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

14       Related party disclosures

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Short-term benefits*	3,472,390	3,462,913	1,959,607
Share-based compensation	658,166	1,986,535	6,411,959
Incentive compensation other than share-based compensation	130,000	1,402,737	2,557,813
	4,260,556	6,852,185	10,929,379

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, corporate development, information technology support and corporate communications services to the Company.

McInnes Cooper (“McInnes”), formerly Ottenheimer Baker Barristers & Solicitors: A Director of the Company was a partner at McInnes, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A former Director of the Company is the Deputy Managing Partner of Cassels, which acted as lead external counsel for the Company.

Liberty: Liberty is a significant shareholder of the Company and is entitled to a representative on Alderon’s Board of Directors. During the years ended December 31, 2014 and 2013, Liberty provided the Company with financing (see notes 12 and 13).

HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei, a significant shareholder of the Company. HBIS has nominated two individuals who act as officers of Kami GP and provide services to the Company.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

14       Related party disclosures (continued)

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the former Vice Chairman of the Company’s Board of Directors. F&M provided certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”): Ontario is an entity that shares office premises with F&M, which in turn acted from time to time as an agent for Ontario for various activities and services. On October 1, 2012, the Company entered into a shared costs service agreement (the “Service Agreement”) with Ontario for certain promotional, corporate development and general and administrative services. The Service Agreement was terminated on October 1, 2013.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Charter Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. The Charter Agreement was terminated on April 9, 2013.

Transactions entered into with related parties other than key management personnel, not otherwise disclosed, include the following:
	Years ended December 31,
	2014	2013	2012
	$	$	$
King & Bay	1,018,373	1,558,066	2,008,486
Cassels	807,002	1,708,821	2,139,726
HBIS	381,266	144,007	-
McInnes	45,947	11,315	18,717
Image Air*	-	-	606,262
F&M*	-	-	480,000
Liberty	-	-	349,017
Ontario*	-	-	79,736
	2,252,588	3,422,209	5,681,944

*These entities are no longer related parties in 2013 and 2014.

Amounts owed to related parties other than key management personnel are summarized below.

	Years ended December 31,
	2014		2013
	$		$
Liberty		399,974		-
King & Bay		131,916		92,423
HBIS		82,671		-
Cassels		-		128,606
		614,561		221,029
.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

15       Deferred share units (“DSUs”)

The Company has in place a program (the “DSU Plan”) whereby Directors are issued DSUs, which vest immediately, are equivalent in value to a common share upon issuance of the Company and are settled in cash. Under the DSU Plan, Directors have the option to convert 25, 50, 75 or 100 percent of their annual director fees into DSUs. The director fees are converted into DSUs on a quarterly basis by dividing the director fees by the closing value of Alderon’s share price at the end of each quarter. DSUs can only be redeemed following departure from the Company in accordance with the terms of the DSU Plan.

A summary of the activity related to the Company’s DSUs is provided below.

Year ended December 31, 2014
Number
Balance, beginning of period	-
Granted	323,968
Redeemed	-

Balance, end of period	323,968

The Company recorded compensation costs of $131,150 related to the outstanding DSUs in the consolidated statement of comprehensive loss for the year ended December 31, 2014.

16       Share capital

The Company has authorized for issue an unlimited number of common shares (being voting and participating shares) without par value, and all shares issued and outstanding as of December 31, 2014 and December 31, 2013 are fully paid. Pursuant to the Company’s articles of incorporation (the “Articles”), the Company may by following the procedures set out in the Articles and the Business Corporations Act (British Columbia) (the “Act”): create one or more classes or series of shares, with rights and restrictions specific to each class; subdivide or consolidate all or any of its unissued or fully paid issued shares; alter the identifying name of any of its shares; or otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

Common shares issued pursuant to private placements

On January 13, 2012, the Company completed a private placement with Liberty, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $39,999,999, less cash transaction costs of $2,662,528, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Liberty also has a pre-emptive right to participate in any future equity financings of Alderon, and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

16       Share capital (continued)

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119,926,293 (the “Initial Investment”) in exchange for a 25% interest in the Kami Project. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220,000,000.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of the Initial Investment proceeds.

Also, Hebei has agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), including additional quoted premium for iron content greater than 62%, less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

In addition to the capitalized incremental transaction costs noted above, in September 2012, the Company committed to pay up to $9,813,750 in finder’s fees, financial advisory and other legal costs, $8,014,850 of which were incurred during the year-ended December 31, 2012. These costs, while incurred in connection with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares. Consequently, these costs were expensed as incurred and have been presented under general and administrative expenses in the accompanying consolidated statement of comprehensive loss for the year-ended December 31, 2012. The remaining $1,798,900 represents finder’s fees associated with the Initial Investment (see note 27).

Concurrent with the closing of the Subscription Transaction with Hebei, Liberty exercised its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. Consequently, Liberty acquired 3,816,181 common shares for additional gross proceeds to the Company of $9,196,996.

Alderon engaged a contractor under an agreement (the “Contractor Agreement”) pursuant to which the contractor was engaged to provide financial, management and business consulting services to the Company. On November 12, 2014, the Company and the contractor agreed to terminate the Contractor Agreement and settle all outstanding fees and expenses under the Contractor Agreement in exchange for the issuance of 1,990,049 common shares of Alderon.

In November 2014, the Company cancelled 155 shares that it held in Treasury.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

17       Warrants

As noted above (see note 13) the Company issued 1,987,083 warrants to Liberty on December 31, 2014, which expire on December 31, 2018.

A summary of the activity related to the Company’s warrants is provided below.

	Year ended December 31, 2014
	Number	Weighted average exercise price $

Balance, beginning of period	-	-
Granted	1,987,083	0.45
Exercised	-	-
Expired	-	-

Balance, end of period	1,987,083	0.45

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine the fair value of the warrants granted to Liberty at the date of issuance. As of December 31, 2014, the total fair value of the warrant grant of $399,974 was recorded under share capital, warrants and conversion option in the consolidated statement of financial position and increased the non-controlling interest in the Company by $99,993.

Year ended December 31,
2014

Expected dividend yield	0.0%
Estimated volatility	70.3%
Weighted average risk-free annual interest rate	1.25%
Contractual term (years)	4
Grant date fair value	$0.20

18       Stock options

The Company operates an equity-settled share-based compensation plan under which the Company receives services from employees as consideration for equity instruments of the Company. The related stock option plan (the “Plan”) follows applicable stock exchange policies regarding stock option awards granted to employees, directors and consultants.

Previously, the Plan allowed a maximum of 10% of the issued shares to be reserved for issuance under the Plan. On June 20, 2013, at the Company’s Annual General and Special Meeting of Shareholders, the Company received approval for an amendment to the Plan to reserve for issuance a fixed maximum number of shares equal to 16,500,000.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

18       Stock options (continued)

Options granted under the Plan have a maximum term of ten years. The vesting terms are at the discretion of the Company’s Board of Directors. Although the options have a maximum term of ten years, the options issued for the years ended December 31, 2014, 2013 and 2012 were granted with a term of five years.

The following table summarizes the activity under the Company’s stock option plan.

	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	14,830,000	2.46	14,102,500	2.58	11,636,300	2.57
Granted	600,000	1.48	1,655,000	1.40	3,015,000	2.49
Exercised	-	-	-	-	(386,300)	1.51
Forfeited	(1,335,000)	2.27	(927,500)	2.42	(162,500)	2.72

Balance, end of period	14,095,000	2.44	14,830,000	2.46	14,102,500	2.58

	Options outstanding as of December 31, 2014
Exercise price	Number	Weighted average remaining expected life (years)	Weighted average exercise price ($)

0.97 - 1.50	2,635,000	2.40	1.34
1.51 - 2.25	3,785,000	1.95	1.82
2.26 - 3.00	2,885,000	1.56	2.67
3.01 - 3.70	4,790,000	1.56	3.39

	14,095,000	1.82	2.44

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

18       Stock options (continued)

	Options exercisable as of December 31, 2014
Exercise price	Number	Weighted average remaining contractual life (years)	Weighted average exercise price ($)

0.97 - 1.50	1,847,500	1.72	1.35
1.51 - 2.25	3,620,000	1.87	1.83
2.26 - 3.00	2,885,000	1.56	2.67
3.01 - 3.70	4,790,000	1.56	3.39

	13,142,500	1.67	2.51

As of December 31, 2014, the total compensation cost related to unvested stock options not yet recognized amounted to $193,792 ($583,555 in 2013, $2,203,640 in 2012). This amount is expected to be recognized over a weighted average period of 0.88 years (0.86 years in 2013, 0.83 years in 2012).

Share-based compensation costs for the year ended December 31, 2014 totaled $639,041 ($2,586,273 in 2013, $9,019,475 in 2012): $108,465 capitalized in mineral properties ($386,958 in 2013, nil in 2012); nil in exploration and evaluation expenses ($39,912 in 2013, $934,570 in 2012); $530,576 in general and administrative expenses ($2,133,407 in 2013, $7,391,055 in 2012); and nil in environmental, aboriginal, government and community expenses ($25,996 in 2013, $693,850 in 2012).

The Company settles stock options exercised through the issuance of common shares from treasury.

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Year ended December 31,
	2014	2013	2012

Expected dividend yield	0.0%	0.0%	0.0%
Estimated volatility	59.5%	63.5%	70.5%
Weighted average risk-free annual interest rate	1.09%	1.15%	1.23%
Weighted average expected life (years)	2.5	2.5	2.5
Grant date fair value	$0.55	$0.55	$1.08

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

19           Non-controlling interest

The Kami LP has material non-controlling interest. The following is summarised financial information for The Kami LP, prepared in accordance with IFRS. The information is before inter-company eliminations with other subsidiaries of the Company.

	Year ended December 31,	Year ended December 31,
	2014	2013
	$	$

Loss from operations	(16,653,310)	(8,105,889)
Net finance income	429,651	1,273,876
Net loss and comprehensive loss	(16,223,659)	(6,832,013)
Net loss and comprehensive loss attributable to non-controlling interest	(4,055,915)	(1,708,003)

Current assets	38,468,260	86,122,508
Non-current assets	224,044,876	162,985,131
Current liabilities	(29,221,042)	(22,247,988)
Non-current liabilities	(18,852,378)	-
Net assets	214,439,716	226,859,651
Net assets attributable to non-controlling interest	53,609,929	56,714,913

Cash flows used in operating activities	(1,464,333)	(11,651,429)
Cash flows used in investing activities	(88,725,546)	(26,709,242)
Cash flows from financing activities	21,670,000	119,926,293
Net (decrease) increase in cash	(68,519,879)	81,565,622

The carrying amount of non-controlling interest was adjusted by $950,931 ($61,503,377 in 2013) to reflect the change in the non-controlling interest’s relative interest in The Kami LP. The difference between this adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received is recognized directly in equity and attributed to owners of the Company.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

20	Operating expenses

Components of the Company’s operating expenses include the following:
	Years ended December 31,
	2014	2013	2012
	$	$	$
Share-based compensation costs	530,576	2,199,315	9,019,475
Salaries, employment taxes and short-term benefits	2,639,761	2,973,592	4,707,401
Total employee benefit expenses	3,170,337	5,172,907	13,726,876

Consulting, professional and legal fees	7,276,917	7,028,024	19,722,104
Goods and services*	930,890	2,250,502	37,750,374
Building rental, services and maintenance	670,847	458,956	446,092
Depreciation	144,417	147,940	103,345
Other	254,842	171,729	30,131
Total operating expenses, by nature	12,448,250	15,230,058	71,778,922

* including, but not limited to, technical consulting expenses, engineering costs, drilling costs, helicopter support, travel and other costs.

21	Income taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying consolidated statements of comprehensive loss is provided below.

	Years ended December 31,
	2014	2013	2012
	$	$	$
Loss before income taxes	(11,891,467)	(13,579,041)	(71,697,575)

Income tax recovery at combined federal and provincial income tax rate of 27.2% (2013-27.2%, 2012-27.0%)	3,229,763	3,693,499	19,358,345
Change in unrecognized deferred income tax assets	(1,656,234)	(2,769,750)	(17,716,455)
Share-based compensation costs	(125,059)	(597,449)	(2,433,815)
Income tax attributable to non-controlling interest	(900,699)	(496,250)	-
Impact of the equity component of the Liberty Loan	(987,091)	-	-
Change in renounced expenditures pursuant to flow-through share agreements	-	-	(77,790)
Impact of future income tax rates applied versus current statutory rate	206,297	207,632	1,242,542
Non-deductible expenditures and other	233,023	(37,682)	(156,367)

	-	-	216,460

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

 (amounts in Canadian dollars, except share/option/warrant data)

21	Income taxes (continued)

Deferred tax assets and liabilities are attributable to the following:

	December 31,
	2014	2013
	$	$

Deferred tax assets (liabilities)
Mining properties	510,750	-
Convertible debt	(510,750)	-

Net deferred tax assets (liabilities)	-	-

The deferred tax recovery is comprised of the following components:
	Years ended December 31,
	2014	2013	2012
	$	$	$

Origination and reversal of temporary differences	(1,656,234)	(2,769,750)	(17,716,455)
Changes in unrecognized deductible temporary differences	1,656,234	2,769,750	17,716,455
Deferred tax recovery on reversal of flow-through share premium obligation	-	-	216,460
Total tax recovery	-	-	216,460

Income tax recovery for the year ended December 31, 2012 is entirely domestic in nature and represents deferred taxation arising subsequent to the renunciation of expenditures pursuant to the issuances of flow-through shares.

Significant components of the Company’s unrecognized deferred income tax assets are summarized below.

	Years ended December 31,
	2014	2013	2012
	$	$	$

Temporary differences attributable to:
Non-capital losses	18,237,500	15,134,000	11,486,000
Mineral properties	14,932,000	16,075,500	16,655,000
Share-issue expenses	554,750	862,000	1,228,000
Property, plant and equipment	111,500	102,250	35,000
Allowable capital losses	136,000	136,000	136,000
	33,971,750	32,309,750	29,540,000

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

21	Income taxes (continued)

As of December 31, 2014, the Company’s unrecognized non-capital loss carryforwards expire as follows:
$

2015	271,231
2027	289,664
2028	385,975
2029	81,027
2030	2,956,099
2031	7,672,864
2032	29,359,621
2033	13,052,010
2034	8,819,260
62,887,751

The Company currently has unrecognized investment tax credits related to qualifying expenditures. These investment tax credits, which as of December 31, 2014 totaled $6,680,217 are not refundable and expire as follows:
$

2030	209,155
2031	1,395,974
2032	3,273,870
2033	1,801,218
6,680,217

Deferred tax assets have not been recognized in respect of all of these items because it is not probable that future taxable profit will be available against which the Company can utilize benefits therefrom.

Non-capital loss carryforwards are subject to review, and potential adjustment, by tax authorities.

22           Net loss per share

For the years ended December 31, 2014, 2013 and 2012, diluted net loss per share was calculated based on the net loss and comprehensive loss attributable to owners of the parent using the basic weighted average number of shares outstanding, since all outstanding conversion options, warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

23    Supplemental disclosure of cash flow information
	Years ended December 31,
	2014	2013	2012
	$	$	$
Changes in operating assets and liabilities
Receivables	2,758,346	(1,174,187)	162,569
Prepaid expenses and other current assets	(924,403)	(618,512)	1,346,789
Long-term advance (note 10)	-	(10,232,508)	(10,232,508)
Payables and accrued liabilities	1,937,253	(2,880,120)	(835,609)
Due to related parties	(6,442)	(88,195)	152,361
	3,764,754	(14,993,522)	(9,406,398)

24    Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

As at December 31, 2014, $13,045,743 of cash is held by The Kami LP which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to Alderon. Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $8,397,160 of cash and cash equivalents as at December 31, 2014. However, Alderon will need to obtain additional financing at the parent company level in the future.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

25    Financial instruments, financial risk management and fair value

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 24, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due (see also Nature of operations and going concern in note 1). Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company does not currently have sufficient resources to fund the construction of the Kami Project. Alderon is actively engaged in discussions to raise the necessary capital to meet its funding requirements for the Kami Project, including debt and equity financing. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences. There is no assurance that financing of sufficient amounts or on terms acceptable to the Company will be available.

The following are the contractual maturities of the financial liabilities as of December 31, 2014:
	Carrying Amount	Contractual Cash Flows	Less than 1 year	1-2 years	3-4 years	More than 5 years
	$	$	$	$	$	$
Payables and accrued liabilities	8,602,481	8,602,481	8,602,481	-	-	-
Due to related parties	614,561	614,561	614,561	-	-	-
Convertible debt	18,852,378	30,450,000	985,000	3,800,000	25,665,000	-
	28,069,420	39,667,042	10,202,042	3,800,000	25,665,000	-
Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, the Company’s cash and cash equivalents and restricted short-term investments are held in deposit at high-credit quality Canadian financial institutions. As a result, management considers the risk of non-performance related to accounts receivable, cash and cash equivalents and restricted short-term investments to be minimal.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

25    Financial instruments, financial risk management and fair value (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the Company does not have variable rate debt at December 31, 2014. Changes in market interest rates do not have an impact on interest expense related to the Amended Note because the rate of the Amended Note is fixed.

Fair value

The carrying values of the Company’s cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at December 31, 2014 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of December 31, 2014 and December 31, 2013 are presented below.

December 31, 2014	Carrying value	Fair value
	$	$
Financial assets
Cash and cash equivalents	21,442,903	21,442,903
Restricted short-term investments (note 5)	22,202,011	22,202,011
Receivables (note 7)	582,951	582,951
Financial liabilities
Payables and accrued liabilities (note 11)	(8,602,481)	(8,602,481)
Due to related parties (note 14)	(614,561)	(614,561)
Convertible debt (note 13)	(18,852,378)	(16,955,000)
	16,158,445	18,055,523

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

25         Financial instruments, financial risk management and fair value (continued)

December 31, 2013	Carrying value	Fair value
	$	$
Financial assets
Cash and cash equivalents	95,366,039	95,366,039
Receivables (note 7)	270,829	270,829
Financial liabilities
Payables and accrued liabilities (note 11)	(14,031,463)	(14,031,463)
Due to related parties (note 14)	(221,029)	(221,029)
	81,384,376	81,384,376

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude sales tax credits payable.

Fair value hierarchy

The Company defines the fair value hierarchy for financial instruments carried at fair value as follows:
a)	Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.
b)	Level 2 fair value measurements includes inputs other than quoted prices included in level 1 that are observable for the assets or liability, either directly or indirectly.
c)
Level 3 valuations use unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instrument for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair valued measurement of the instrument.

26           Segment information

The Company operates in a single operating segment, being the acquisition, exploration and evaluation of mineral resources. All of the Company’s resource properties and items of property, plant and equipment are located in Canada.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

27           Commitments and contingencies

In connection with the 2010 purchase from Altius Resources Inc. (“Altius”) of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

The Company expects to pay $510,000 in 2015, $262,000 in 2016 and $18,000 in 2017 with regards to various operating leases for its premises.

In connection with the closing of the Subscription Transaction (see note 16), the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei (the “Finder”). On March 15, 2013, the Company sent notice terminating the finder’s fee agreement, in accordance with its terms. On July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1,798,500. All payments made also included an interest amount calculated at a rate of 1% per annum from April 30, 2013 until the date of payment. As part of the settlement, the Finder has released all claims to the off-take sales fee.

On March 1, 2012, the Company entered into the Charter Agreement with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Charter Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms. On November 28, 2014, the Company obtained a release of all outstanding claims under the Charter Agreement from Image Air.

The Company has negotiated contracts with suppliers in relation to the purchase of equipment. As at December 31, 2014, payments of $31,560,000 remain to be paid on the equipment for contracts entered into and approximately $30,230,000 of this amount is contingent on confirmation by the Company of future fabrication of this equipment.

On January 21, 2014, the Company entered into an agreement (the “Agreement”) with the Town of Labrador City (“Labrador City”) with respect to the development of the Kami Project. Under the terms of the Agreement, the Company will pay to Labrador City an annual grant based on the Kami Project mining operations that will be located in the Municipal Planning Area of Labrador City. The Company will not be required to pay municipal or other taxes except with respect to such assets and business of the Company, as may be located from time to time within the town boundaries of Labrador City.

On January 21, 2014, the Company and the Innu Nation entered into an Impact and Benefits Agreement ("IBA") with respect to carrying out the Kami Project. The IBA provides for participation in the Kami Project on the part of the Innu Nation in the form of training, jobs and contract opportunities, along with providing their community with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Innu Nation.

On March 25, 2014, the Company signed a Grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project. As long as the Company makes the payments required under the Wabush Agreement, Wabush will not seek to charge or assess the Company for any municipal taxes in relation to the Kami Project or the business carried on by the Company on the Kami Project.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

27           Commitments and contingencies (continued)

On May 27, 2014, Alderon signed a benefits agreement with the Province of Newfoundland and Labrador (the “Provincial Agreement”). The Provincial Agreement covers the life of the Kami Project and sets out employment, procurement and training benefits. Under the terms of the Provincial Agreement, Alderon has committed to provide full and fair opportunity and first consideration for provincial residents and suppliers. The Company has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

On June 30, 2014, the Company announced the completion of the required engineering work in order to commence construction at the Kami Project. The commencement of construction remains subject to the completion of the Company’s financing plan and project sanction by the Board of Directors of Alderon. As such, Alderon has temporarily suspended any further work by its EPCM contractor. It is likely that the temporary suspension of the EPCM contractor will result in certain demobilization costs to be incurred and charged to the Company in accordance with the terms of the EPCM contract. As at December 31, 2014, the Company has estimated an accrual of $3,300,000 in demobilization costs, which have been accounted as development expenses in the consolidated statements of comprehensive loss as these costs were determined to not be directly attributable to the Kami Project for the year ended December 31, 2014. The actual amount to be incurred is a function of the duration of delay, actual costs incurred and commitments entered into by the EPCM contractor, and adjustments to the estimate will be recorded in future periods as necessary.

On July 29, 2014, the Company entered into an off-take agreement (the “Glencore Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. Under the terms of the Glencore Agreement, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3,200,000 tonnes of the first 8,000,000 tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Glencore Agreement will continue until the Company has delivered 48,000,000 tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production. The market price paid by Glencore will be based on the monthly average price for iron ore sinter feed fines quoted by Platts Iron Ore Index for 62% iron content (plus additional quoted premium for iron content greater than 62%), less a discount equal to 2% of such quoted price.

In the normal course of operations, the Company may become involved in various claims and legal proceedings. No contingent liabilities have been accrued for claims or litigations as of December 31, 2014 or 2013, nor are there, in management’s view, any known disputes pending against the Company that could significantly impact the Company’s consolidated financial statements.